DL A Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2250 www.dlapiper.com Curtis L. Mo curtis.mo@dlapiper.com T 650.833.2015 F 650.687.1170

May 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Margaret Schwartz and Tim Buchmiller

Re:	Tristar Acquisition I Corp.

Registration Statement on Form S-1

Filed April 2, 2021

File No. 333-255009

Dear Ms. Schwartz and Mr. Buchmiller:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, Tristar Acquision I Corp. (“Tristar” or the “Company”), by your letter dated April 29, 2021 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, Tristar will file Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) reflecting the Commission’s requested disclosure edits.

Comment 1. Please revise page 2 to describe the terms of the arrangement with the affiliate of Navigation Capital Partners LLC, including the services rendered, if any, amount of financing received or, if not determinable, how such amount will be calculated and consideration provided in exchange therefor.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see page 2 of the Amendment. The Company supplementally advises the staff that there is no contractual arrangement or other consideration for such affiliate to assist the Company in a potential business combination.

Comment 2: We note the $240,000 for office space, administrative and support services mentioned on page 81, as well as Note 4 on page F-14. Please revise page 34 to state that you intend to enter into an agreement to pay the Sponsor $10,000 per month for office space, secretarial and administrative support.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see page 34 of the Amendment.

Comment 3: We note disclosure in the first risk factor on page 49 and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example since your sponsor acquired a 20% staske for approximately $0.0035 per share and the offering is for $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and risk factors accordingly.

Margaret Schwartz

Tim Buchmiller

May 21, 2021

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see pages 67 and 72 of the Amendment.

Comment 4: Please revise footnote 3 to identify the natural person or persons who have voting and investment control of the shares held by the Sponsor.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see page 133 of the Amendment.

Comment 5: We note that footnote 4 to the Principal Shareholders table, which mentions membership interests in your sponsor. Please provide more details concerning these membership interests, including the amount and terms thereof for each applicable officer and director.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see page 133 of the Amendment.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (650) 833-2015 or via email at curtis.mo@us.dlapiper.com.

Sincerely,

/s/ Curtis Mo

Curtis L. Mo

cc:	William M. Mounger II

Jeffery C. Selman

Enclosures